SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-1

                              TENDER OFFER STATEMENT

                                   PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                                 _______________


                                NORAND CORPORATION
                            (Name of Subject Company)

                                WESTERN ATLAS INC.
                              WAI ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          (Title of Class of Securities)

                                   655421 10 5
                      (CUSIP Number of Class of Securities)


                                NORMAN L. ROBERTS
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                WESTERN ATLAS INC.
                             360 NORTH CRESCENT DRIVE
                         BEVERLY HILLS, CALIFORNIA 90210
                            TELEPHONE:  (310) 888-2700
          (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                 With a copy to:

                              ELLIOTT V. STEIN, ESQ.
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securi-ties and Exchange Commission (the "Commission") on January 24, 1997 (the "Schedule 14D-1"), by WAI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsid-iary of Western Atlas Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Norand Corporation, a Delaware corporation (the "Company"), upon the terms and sub-ject to the conditions set forth in the Offer to Purchase, dated January 24, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which collectively constitute the "Offer") at a purchase price of $33.50 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

         ITEM 10.  ADDITIONAL INFORMATION.

                   The introductory clause of the first paragraph of
         Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                        Notwithstanding any other provision of the
                   Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of any tendered Shares and, except as set forth in the Merger Agreement, amend or terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition shall have not been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time after execution of the Merger Agreement and before the Expiration Date (or, in the case of subparagraph
                   (A) below, at any time after execution of the Merger Agreement and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer)), any of the following conditions exists:







                   The first sentence of the second full paragraph of
         Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                        The foregoing conditions are for the sole
                   benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to any such conditions and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time, in each case, in the exercise of the reasonable judgment of Parent and the Purchaser and subject to the terms of the Merger Agreement.












































         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


         (a)(1)    --   Offer to Purchase, dated January 24, 1997.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Nominees.*

         (a)(4)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.*

         (a)(5)    --   Notice of Guaranteed Delivery.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Press Release issued by Parent on January 22,
                        1997.*

         (a)(8)    --   Form of Summary Advertisement dated January 24,
                        1997.*

         (a)(9)    --   Press Release issued by Parent on February 5,
                        1997.*

         (b)(1)    --   Credit Agreement, dated as of December 22, 1994
                        among Parent and the banks named therein, together with Amendment No. 1 thereto dated as of March 20, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of
                        January 21, 1997, by and among the Company, the Purchaser and Parent.*

         (c)(2)    --   Original Equipment Manufacturer Agreement dated
                        as of January 21, 1997 by and between Parent and the Company.*

         (c)(3)    --   Confidentiality Agreement dated February 16,
                        1996 between Parent and the Company.*




         _____________________
         *  Previously filed.








                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  February 20, 1997

                                          WESTERN ATLAS INC.


                                       By:   /s/ Michael E. Keane
                                          Name:  Michael E. Keane
                                          Title: Senior Vice President and
                                                 Chief Financial Officer



                                          WAI ACQUISITION CORP.


                                       By:   /s/ Michael E. Keane
                                          Name:  Michael E. Keane
                                          Title: President





                                  EXHIBIT INDEX


         Exhibit
           No.          Description

         (a)(1)    --   Offer to Purchase, dated January 24, 1997.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Nominees.*

         (a)(4)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.*

         (a)(5)    --   Notice of Guaranteed Delivery.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Press Release issued by Parent on January 22,
                        1997.*

         (a)(8)    --   Form of Summary Advertisement dated January 24,
                        1997.*

         (a)(9)    --   Press Release issued by Parent on February 5,
                        1997.*

         (b)(1)    --   Credit Agreement, dated as of December 22, 1994
                        among Parent and the banks named therein, together with Amendment No. 1 thereto dated as of March 20, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of
                        January 21, 1997, by and among the Company, the Purchaser and Parent.*

         (c)(2)    --   Original Equipment Manufacturer Agreement dated
                        as of January 21, 1997 by and between Parent and the Company.*

         (c)(3)    --   Confidentiality Agreement dated February 16,
                        1996 between Parent and the Company.*




         _____________________
         *  Previously filed.